

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2017

John Peter Rodgerson
Chief Executive Officer
Azul S.A.
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil

      Re: Azul S.A.
              Draft Registration Statement on Form F-1
              Submitted September 1, 2017
              CIK No. 0001432364

Dear Mr. Rodgerson:

We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

General

1. We have received your application for confidential treatment for portions of Exhibits 10.5, 10.10 and 10.11. We will provide you with any comments regarding your application under separate cover. Please confirm your understanding that we will not be in a position to grant effectiveness to your filing until we have resolved any outstanding comments on the confidential treatment application.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

John Peter Rodgerson
Azul S.A.
September 8, 2017
Page 2

       We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Stuart Fleischmann, Esq.
      Shearman & Sterling LLP